EXHIBIT 4.01



                [WACHOVIA BANK, NATIONAL ASSOCIATION LETTERHEAD]









October 28, 2004

Michael Steiner
Dryclean USA, Inc.
290 NE 68th Street
Miami, FL 33138

RE: Promissory Note from Dryclean USA, Inc.("Borrower") to Wachovia Bank, National Association ("Wachovia") in the original principal of $2,250,000.00 dated November 2, 1998 including any amendments (the "Note")

Dear Mr. Steiner:

Wachovia is pleased to extend its obligation to advance funds under the Note until October 30, 2005. All other forms, conditions and provisions of the Note and Loan Documents (as defined in the Note) remain unchanged and in full force and effect.

Thank you for allowing Wachovia to be of service. Please feel free to call me if you have any questions about this extension.

Sincerely,

Wachovia Bank, National Association



/s/ John C. Costa

John C. Costa
Vice President